UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-35192

CUSIP Number G7114V102

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D ☐	Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

PART I — REGISTRANT INFORMATION

PINGTAN MARINE ENTERPRISE LTD.
Full Name of Registrant

18-19/F, Zhongshan Building A, No. 154 Hudong Road

Address of Principal Executive Office (street and number)

Fuzhou, China 350001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report ,semi-annual report, transition report onForm10-K, Form20-F,Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period..

Pingtan Marine Enterprise Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (the “Quarterly Report”). The Company has determined that it is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense due primarily to circumstances related to the coronavirus (COVID-19) pandemic. Specifically, as COVID-19 has required a significant amount of management’s time and attention that would otherwise be devoted to the preparation of the Form 10-Q, the Company is unable to file the Form 10-Q within the prescribed period of time. The Company believes that the Quarterly Report will be completed and filed within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xinrong Zhuo	86	591-8727-1266
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s revenues decreased by approximately $2 million, or approximately 8%, from approximately $25 million for the three months ended June 30, 2019 to approximately $23 million for the same period in 2020. The decrease was primarily attributable to the fish species with the highest sales volume being sold at lower prices. The decrease was also partially attributable to the decrease in the average unit sale price, despite the increase in sales volume for the three months ended June 30, 2020. Operating costs and expenses increased by approximately $4 million, or approximately 23%, from approximately $19 million for the three months ended June 30, 2019 to approximately $23 million for the same period in 2020. This increase was mainly due to the increase in cost of revenue and selling expenses. Based on the estimates above, the Company expects to have a decrease of $7 million, or 133%, from a net income of approximately $5 million for three months ended June 30, 2019 to net loss of approximately $2 million for the three months ended June 30, 2020.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward-looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

PINGTAN MARINE ENTERPRISE LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2020	By:	/s/ Xinrong Zhuo
Xinrong Zhuo, Chief Executive Officer

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